FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Check this box if no longer subject to Section 16 Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person* Morris, David Van Riper					2. Issuer Name and Tickler or Trading Symbol Infonautics, Inc. - INFO

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

____Director ____10% Owner

_X__Officer (give title below) ____Other (specify below)

_President and Chief Executive Officer_______

(Last) (First) (Middle) 201 Pembroke Avenue					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year April, 2001
(Street) Wayne, PA 19087							5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check applicable line) _X__Form filed by one Reporting Person ____Form filed by More than One Reporting Person
(City) (State) (Zip)					Table I - Non-Derivative Securities Acquired, Disposed of , or Beneficially Owned
1. Title of Security (Instr. 3.)					2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect beneficial Ownership (Instr. 4)
						Code	V	Amount	(A) or (D)	Price
Class A Common Stock(1)					April 2, 2001	A	X	241,300	A		275,400	D

Explanation of Responses:

(1)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 241,300 restricted shares of the issuer's common stock in exchange for options to purchase 538,200 shares of the issuer's common stock

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)(1)	3.500	April 2, 2001	D	X		75,000	12/15/99	5/28/2008	Class A Common Stock	75,000
Employee Stock Options (right to buy)(2)	3.750	April 2, 2001	D	X		152,000	9/16/99	9/16/2005	Class A Common Stock	152,000
Employee Stock Options (right to buy)(3)	14.00	April 2, 2001	D	X		20,000	12/15/99	4/30/2006	Class A Common Stock	20,000
Employee Stock Options (right to buy)(4)	11.500	April 2, 2001	D	X		91,200	12/15/99	2/2/2006	Class A Common Stock	91,200
Employee Stock Options (right to buy)(5)	6.090	April 2, 2001	D	X		200,000	7/7/00	7/7/2009	Class A Common Stock	200,000		100,000	D

Explanation of Responses:

(1)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 76,000 restricted shares of the issuer's common stock in exchange for options to purchase 152,000 shares of the issuer's common stock

(2)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 5,000 restricted shares of the issuer's common stock in exchange for options to purchase 20,000 shares of the issuer's common stock

(3)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 22,800 restricted shares of the issuer's common stock in exchange for options to purchase 91,200 shares of the issuer's common stock

(4)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 100,000 restricted shares of the issuer's common stock in exchange for options to purchase 200,000 shares of the issuer's common stock

(5)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 37,500 restricted shares of the issuer's common stock in exchange for options to purchase 75,000 shares of the issuer's common stock

/s/ David Van Riper Morris __________________________________________	May 10, 2001 ___________________________________
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on which must be manually signed. If space is insufficient, see Instruction 6 for procedure